                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of: January 2003
                         Commission File Number: 0-29508

                        INTERNATIONAL BRIQUETTES HOLDING
      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)


                                Caledonian House
                                   Mary Street
                                  P.O. Box 1043
                            George Town, Grand Cayman
                                 Cayman Islands
      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

                                     EXHIBIT

Item

1.   Press Release dated January 30, 2003: IBH First Fiscal Quarter Results

2.   Consolidated Balance Sheet

3.   Consolidated Statements of Operations

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




International Briquettes Holding

(Registrant)


By:  /s/ Neil Malloy
Name:  Neil Malloy
Title:  Executive President




Date:  January 31, 2003

From:  International Briquettes Holding, IBH                        [IBH LOGO]
Subsidiary of Siderurgica Venezolana SIVENSA S.A.
Contact:  Armando Rondon
Telephone:  58-212-707.62.80/61.27
Telefax:  58-212-707.63.52
E-mail:  armando.rondon@sivensa.com

FOR IMMEDIATE RELEASE:

                    IBH REPORTS FIRST FISCAL QUARTER RESULTS

Caracas, January 30, 2003...International Briquettes Holding, IBH, a Sivensa subsidiary, reported sales of US$ 14.1 million in the October-December 2002 period, as compared to sales of US$ 13.5 million recorded in the same 2001 period. The operating loss reported was US$ 0.1 million and the net loss US$ 3.1 million.

Venprecar's production in the quarter was 141,401 MT, compared with 150,798 MT in the same period of the preceding fiscal year. On December 9, Venprecar suspended its operations due to the lack of natural gas supply caused by the general strike that started in Venezuela on December 2. A significant part of the oil industry summed to this strike. Because of the lack of gas, the plant produced approximately 45,000 MT less than the expected volume in the month of December.

As mentioned at the close of the prior fiscal period, the company had programmed to carry out investments in the Venprecar plant in February, to substitute some components of the gas reformer that show erosion. However, restrictions present at the national ports as a consequence of the national civic strike, have caused delays in the arrival in the country of the equipment to be installed at the plant. For this reason the program to execute these works at the Venprecar plant has fallen behind.

In this period, there was no loss reported in Equity Participation in Affiliates. In the same quarter of the preceding fiscal year, a US$ 13 million loss was reported in this account. It should be recalled that as of September 30, 2002, due to the recurrent losses recorded by the Orinoco Iron, Operaciones RDI and Brifer affiliates, and to the fact that no debt restructuring agreement had been reached for Orinoco Iron, IBH decided to provision the equivalent to book value of the investment to that date.

Separately, due to the recording of the debt with the main supplier of raw material at the lending interest rate in bolivares, a US$ 2 million interest expense was incurred, in contrast with US$ 0.2 million in the October-December 2001 period, when this credit caused interests at lending rates in dollars. Another aspect of the Statement of Results that deserves explanation, is the US$ 1 million exchange loss recorded in the October-December 2002 period, as a consequence of the effect on the bolivar denominated monetary liabilities, of the bolivar revaluation experienced in the quarter when the exchange rate went from Bs. 1,474.0 per dollar on September 30, 2002, to Bs 1,403.0 per dollar on December 31 of the same year.

ORINOCO IRON

The Orinoco Iron plant produced 142,534 MT in the October-December 2002 period, as compared to 147,946 MT in the equivalent period of the preceding fiscal period. This variation was essentially due to the restriction on production caused by the low gas volumes supplied as a consequence of the civic strike.

In the month of December, the plant's operations were suspended for 9 days because it was not possible to keep the operation's reliability with the volumes of natural gas supplied. Starting December 21, PDVSA Gas initiated a limited supply of gas that made it possible to restart operations in only one of the two production trains that had been programmed to operate. Failure in the supply of this fluid caused an approximate 59,000 MT production loss during the month of December. To the date of this report, the Orinoco Iron plant continues to operate with only one production train due to the shortage in the gas supply.

WITHDRAWAL OF QUOTATION FROM NASDAQ SMALLCAP MARKET

This past January 27, during IBH's General Shareholder's Meeting, the shareholders approved the withdrawal of quotation of the company's shares from the Nasdaq SmallCap Market. The withdrawal of this quotation from the Nasdaq SmallCap Market is expected to become effective starting on February 18, 2003 with the opening of businesses. The company's shares will continue to be sold and quoted in the Caracas Stock Exchange.

International Briquettes Holding, IBH (Nasdaq: IBHVF) consolidates Venprecar's financial results and has a 50/50 partnership with BHP Billiton, under which are the Orinoco Iron and Operaciones RDI plants; and Brifer, which holds the intelectual rights over the FINMET(R) technology.

                        INTERNATIONAL BRIQUETTES HOLDING
                                 Y SUS FILIALES

                           CONSOLIDATED BALANCE SHEET

                           (Thousands of US$, US GAAP)

                                                                 December 31,
                                                              -----------------
                                                                2002      2001
                                                              -------   -------
                   Assets

Current Assets
  Cash and cash equivalents                                      6,552       568
  Accounts Receivable
    Customers and other current assets                           5,929     9,120
    Related Companies                                              916    12,114
  Inventories                                                    7,181     8,210
  Prepaid expenses, and other current assets                     5,871       976
                                                               -------   -------
      Total current assets                                      26,450    30,988


  Related Companies                                               --        --
  Investments accounted for under the equity method               --      40,584
  Property, plan and equipment, net                             90,750   101,681
  Spare parts and other long term assets                         1,654     2,747
                                                               -------   -------
                                                               118,855   176,001
                                                               =======   =======

      Liabilities and Shareholders' Equity

Current Liabilities:
  Accounts payable
    Suppliers                                                    3,676     2,635
    Related Companies                                           24,999    28,514
  Profit sharing, vacations and other personnel accruals           376       620
  Taxes payable                                                   --          12
  Other current liabilities                                        372       192
                                                               -------   -------
      Total current liabilities                                 29,424    31,973


  Accruals for employees termination benefits,
    net of advances and loans to employees                         664     1,063

      Total liabilities                                         30,088    33,036


  Minority interest                                              2,931     2,884
  Shareholders' equity                                          85,837   140,082
                                                               -------   -------
      Total liabilities, minority interest and
        shareholders' equity                                   118,855   176,001
                                                               =======   =======

                        INTERNATIONAL BRIQUETTES HOLDING
                                 Y SUS FILIALES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           (Thousands of US$, US GAAP)

                                                               December 31,
                                                          ---------------------
                                                            2002          2001
                                                          -------       -------
Net sales:
Exports                                                     9,567        13,008
Domestic                                                    4,554           506
                                                          -------       -------
                                                           14,120        13,514

Cost of sales                                             (13,368)      (16,504)
                                                          -------       -------

  Gross profit (loss)                                         752        (2,990)

General and administrative expenses                          (899)       (1,180)
                                                          -------       -------

  Operating Loss                                             (147)       (4,171)
                                                          -------       -------

Interest Expense                                               32            34
Interest Income                                            (2,016)         (269)
Equity in losses of affiliates                               --         (13,646)
Exchange gain (loss) net                                   (1,090)          138
Other income (expense)                                         99           (29)
                                                          -------       -------
                                                           (2,976)      (13,773)
                                                          =======       =======

  Loss before taxes and minority interest                  (3,122)      (17,943)

Estimated Tax                                                --            --

  Loss before minority interest                            (3,122)      (17,943)

Minority interest                                               2            45
                                                          -------       -------

  Net loss                                                 (3,121)      (17,898)
                                                          =======       =======